UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11862

INTERPOOL, INC. (Exact name of registrant as specified in its charter)

211 College Road East, Princeton, New Jersey 08540 (609) 452-8900 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, par value $0.001 per share
9.875% Series A and Series B Junior Subordinated Deferrable Interest Debentures due
February 15, 2027
9.25% Convertible Redeemable Junior Subordinated Debentures due 2022
6.00% Senior Notes due 2014
7.35% Notes due 2007
7.20% Notes due 2007
(Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	[X]	Rule 12h-3(b)(l)(i)	[X]
Rule 12g-4(a)(l)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Security
Common stock, par value $0.001 per share
9.875% Series A and Series B Junior Subordinated Deferrable Interest Debentures due February 15, 2027
9.25% Convertible Redeemable Junior Subordinated Debentures due 2022
6.00% Senior Notes due 2014
7.35% Notes due 2007
7.20% Notes due 2007	Number of Holders 1 0 0 0 0 0

           Pursuant to the requirements of the Securities Exchange Act of 1934, Interpool, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 19, 2007

INTERPOOL, INC. By: /s/ James F. Walsh Name: James F. Walsh Title: Executive Vice President and Chief Financial Officer